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                                                                    EXHIBIT 23.3

                       CONSENT OF INDEPENDENT ACCOUNTANTS

    We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-4 of Jacor Communications, Inc. of our report dated March 21, 1996 relating to the consolidated financial statements of Noble Broadcast Group, Inc. (which report includes an explanatory paragraph regarding Jacor Communications, Inc.'s agreement to purchase Noble Broadcast Group, Inc.) which appears in Jacor Communications, Inc.'s Forms S-3 (Nos. 333-01917, 333-02475 and 333-02495). We
also consent to the references to us under the headings "Experts" and "Selected Historical Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Historical Financial Data."

PRICE WATERHOUSE LLP

San Diego, California
June 17, 1996